Exhibit B.I – Information about the Merger

 (pursuant to Exhibit 20-A of CVM Instruction 481/09)

1.                  Protocol and justification for the operation, pursuant to articles 224 and 225 of Law 6404, of 1976.

The Protocol and Justification for the Merger of Cachoeiras de Macacu Bebidas Ltda. by Ambev S.A. (“Protocol and Justification”) can be found in Exhibit B.I.1 of this Proposal.

2.                  Other agreements, contracts and pre-contracts governing voting rights or the transfer of shares issued by the companies subsisting or resulting from the operation, filed at the Company’s head offices or those to which the Company’s controlling shareholder is party.

There are no agreements, contracts or pre-contracts, with the exception of the agreement among the shareholders of Ambev S.A (“Ambev” or “Company”), pursuant to section 12 of this Exhibit B.I.

3.                  Description of the operation, including:

(a)                Terms and conditions:

The corporate restructuring will include the incorporation of Cachoeiras de Macacu Bebidas Ltda. (CNPJ nº 24.627.201/0001-81) ("Cachoeiras de Macacu" or "Merged Company") by Ambev, in the capacity of the sole quotaholder of the Merged Company, for the book value of the Merged Company, with the consequent extinction of the Merged Company and succession, by Ambev, to all their assets, rights and obligations of the Merged Company (“Merger”). The entire equity representing the capital stock of the Merged Company, belonging to Ambev, will be extinct pursuant to article 226, para. 1 of Law No. 6404/76.

The Merger will not result in an increase or a reduction in the shareholders’ equity or capital stock of the Company, since the shareholders’ equity of the Merged Company is already wholly reflected in the Company’s shareholders’ equity as a result of (i) the application of the equity accounting method; and, considering that the book value of the Merged Company’s shareholders’ equity is negative, (ii) the existence of a provision in Ambev's balance sheet in an amount equivalent to the book value of the Merged Company’s shareholders’ equity.

(b)               Obligations to indemnify: (i) the managers of any of the companies involved; (ii) in the event the operation does not go ahead.

There are no obligations to indemnify.

(c)                Comparative table of the rights, advantages and restrictions involving shares of the companies involved in or resulting from the operation, before or after it.

Before and after the Merger, only common shares issued by Ambev will exist, which will retain the same rights and advantages.

The quotas representing the capital stock of the Merged Company shall be extinct as a result of the Merger.

(d)               Need for approval by debenture holders and other creditors, as the case may be.

Not applicable

(e)                Assets and liabilities that will comprise each portion of the equity, in the event of a split.

Not applicable.

(f)                Intention of the resulting companies to obtain registration as issuers of negotiable securities.

Not applicable, since Ambev will continue to be registered as a Category A public company.

4.                  Plans for carrying out the company’s business, above all with regard to any specific corporate events it is intended to promote.

Ambev will continue to engage in the production and sale of beers, concentrates, soft drinks and other beverages. Ambev’s business purpose will suffer no change from the fact that the Merged Company have business purposes similar to the business purposes of the Company. Given the above, there will be no need for any amendments to the Ambev bylaws.

5.                  Analysis of the following aspects of the operation:

(a)                Description of the key benefits expected, including: (i) synergies, (ii) tax benefits; and (iii) strategic advantages.

The aim of the Merger is to further simplify the corporate structure and reduce the group’s operating and administration costs, which will consequently lead to benefits for the Company’s shareholders. The synergies will be achieved primarily by bringing together companies engaged in the same activity.

(b)               Costs.

The managements of the companies involved estimate that the costs of the merger are approximately R$1,000,000.00, which includes advertising expenses, appraisers, lawyers, the adaptation of operating systems and other professionals hired to advise on the operation.

(c)                Risk factors

The entire equity representing the capital stock of Cachoeiras de Macacu Bebidas Ltda. was purchased by the Company on December 1st, 2016, pursuant to the "Quota Purchase Agreement and Other Covenants", entered into November 1st, 2016, between the Company, as purchaser, and Brasil Kirin Indústria de Bebidas Ltda. and Brasil Kirin Bebidas Ltda., as sellers, as amended on December 1st, 2016, upon closing of this operation.

Since the purchase of Cachoeiras de Macacu, several investments in CAPEX have been made so as to adjust the production of the newly-purchased Cachoeiras de Macacu to the Company's standards and quality controls. Currently, Cachoeiras de Macacu already works in the production of soft drinks, and the investments in the beer and juice production line are underway, reason why Cachoeiras de Macacu, on the date of this Proposal, has not started the production of beer and juices, which directly impacts the information provided herein.

The merger seek to combine the businesses of the companies and take advantage of the synergies obtained from integrating them. This integration process may result in operational, regulatory, commercial, financial and contractual difficulties, which could mean that the expected synergies are not achieved, or imply unexpected losses or expenses.

(d)               In case a transaction with a related party is involved, any alternatives that could have been employed to achieve the same objectives, indicating the reasons why those alternatives were ruled out.

Considering that the Ambev is the sole quotaholder of the Merged Company, no shares will be issued to replace the Merged Company's quotas, which will be extinct as a result of the Merger, in accordance with article 226, para. 1, of Law No. 6404/76. Therefore, there are no reasons to adopt a different corporate structure, other than a merger, in order to carry out the operation intended.

(e)                Share exchange ratio.

Not applicable. The Company is the sole quotaholder of the Merged Company and the Merger will not increase or reduce the shareholders’ equity or capital stock of the Company, since the shareholders’ equity of the Merged Company is already wholly reflected in the Company’s shareholders’ equity as a result of (i) the application of the equity accounting method; and, considering that the book value of the Merged Company’s shareholders’ equity is negative, (ii) the existence of a provision in Ambev's balance sheet in an amount equivalent to the book value of the Merged Company’s shareholders’ equity. Furthermore, the quotas representing the Merged Company's capital stock will be extinct as a result of the Merger, as provided for in article 226, para. 1 of Law No. 6404/76.

(f)                In transactions involving parent companies, subsidiaries or companies under common control:

(i)                  The share exchange ratio of shares calculated in accordance with article 264 of Law No. 6404, of 1976.

Not applicable, given that, as Ambev is the sole quotaholder of the Merged Company, no shares will issued to replace those quotas of the Merged Company, which will be extinct as a result of the Merger.

(ii)                Detailed description of the process for negotiating the share exchange ratio and the other terms and conditions of the operation.

Not applicable.

(iii)              Where the operation has been preceded, in the last twelve (12) months, by the acquisition of control or the acquisition of an equity interest in the controlling block: (a) comparative analysis of the share exchange ratio and price paid for acquiring control; and (b) reasons that justify evaluation differences in the various operations, as the case may be.

The entire equity representing the capital stock of Cachoeiras de Macacu Bebidas Ltda. was purchased by the Company on December 1st, 2016, pursuant to the "Quota Purchase Agreement and Other Covenants", entered into November 1st, 2016, between the Company, as purchaser, and Brasil Kirin Indústria de Bebidas Ltda. and Brasil Kirin Bebidas Ltda., as sellers, as amended on December 1st, 2016, upon closing of this operation.

However, we understand that this item is not applicable, since no shares will be issued in replacement of the quotas of the Merged Company, which will be extinguished as a result of the Merger.

(iv)       Justification as to why the share exchange ratio is commutative, describing the procedures and criteria adopted to ensure the commutative nature of the operation or, where the share exchange ratio is not commutative, a breakdown of the payment or equivalent methods adopted to ensure proper compensation.

Not applicable.

6.                  Copies of the minutes of all meetings of the board of directors, the fiscal council and special committees in which the operation was discussed, including dissenting votes, if any.

The minutes of the meeting of the Board of Directors and the opinion of the Fiscal Council of Ambev that approved the Protocol and Justification can be found in Exhibit B.I.6 to this Proposal. The Merger was unanimously approved at the meeting of the Board of Directors and received a favorable opinion from all members of the Fiscal Council at the time.

7.                  Copies of studies, presentations, reports, opinions or appraisal reports of those involved in the operation, made available to the controlling shareholder at any stage of the operation.

The Appraisal Report can be found in Exhibit B.I.7 to this Proposal.

7.1.      Identification of conflicts of interest, if any, between the financial institutions, companies and the professionals that drafted the documents mentioned in section 7, as well as the companies involved in the operation.

None.

8.                  Projects for bylaws or statutory amendments to the companies resulting from the operation.

None; the bylaws of Ambev will not be amended on account of the Merger.

9.                  Financial statements used for the purpose of the operations, pursuant to specific rules.

The financial statements as of February 29, 2016 of the Merged Companies can be found in Exhibit B.I.9.

10.              Pro forma financial statements used for the purpose of the operations, pursuant to specific rules.

Not applicable, given that Ambev is the sole quotaholder of the Merged Company and, therefore, the Merge will not lead to an increase in the capital of Ambev. There will be no dilution of the current shareholders of Ambev, applying the exception provided for in article 10 of CVM Instruction 565/15.

11.              Document containing information about the companies directly involved which are not corporations.

(a) Risk factors in accordance with sections 4.1 and 4.2 of the reference form.

4.1 Describe the risk factors that might influence investment decisions, especially those regarding:

(i)                  The issuer:

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Cachoeiras de Macacu relies on the reputation of its brands, giving that the damage to the reputation od such brands may cause an adverse effect on its sales.

The success of Cachoeiras de Macacu together with the Company depends on its capacity to maintain and improve the image and reputation of its existing products, as well as in its ability to develop a favorable image and reputation of those products. The image and reputation of those products may be impaired in the future; concerns about the quality of products, even if unfounded, could maculate the image and reputation of the Cachoeiras de Macacu's and Ambev's products. An event or a series of events which materially jeopardize the reputation of one or more of its brands could cause an adverse effect on the brand in question and on the subsequent revenues resulting from the brand or business in question. Recovering the image and reputation of those products may be costly or impossible.

Moreover, the marketing efforts of Cachoeiras de Macacu together with Ambev are subject to restrictions regarding the publicity format allowed, media and messages used.

Negative publicity focused on products manufactured by Cachoeiras de Macacu may adversely affect its business.

Media coverage and publicity as a whole may have a material influence on the consumers' behavior and actions. If the social acceptance of beverages, such as soft drinks, declines significantly, the sale of products manufactured by Cachoeiras de Macacu could relevantly decrease. In the last years, there was an increase of political and public attention towards the soft drinks industry. This attention is a result of the public concern with the health consequences arising from the excessive consumption of soft drinks (obesity, for instance). Factors such as negative publicity of soft drinks, publication of essays appointing a material health risk resulting from the consumption of that beverage or changes in the consumers' perception regarding soft drinks as a whole could adversely affect the sale and consumption of the products manufactured by Cachoeiras de Macacu and could jeopardize its business, operating results, cash flows or financial position to the extent that consumers and clients change their consumption patterns.

If any products are defective, or where contaminants are detected, Cachoeiras de Macacu may be held responsible for recalling the product or liabilities of any other nature.

Cachoeiras de Macacu takes precautions to ensure that its beverages and  the packaging materials associated to them (such as bottles, corks, cans and other recipients) comply with the accepted regulatory and food safety standards. These precautions include quality control programs for key materials, the production process and the end-products. Cachoeiras de Macacu deploys procedures to correct any issues or concerns detected.

Should any non-compliance with the accepted regulatory and safety standards (such as  contamination or defect) arise in the future, this contamination or defect may trigger disruptions in the business, product recalls, or even liability, and each of these may have an adverse effect on the business, reputation, prospects, financial position and operating results of Cachoeiras de Macacu.

Although Cachoeiras de Macacu has insurance policies against certain product liability risks (but not product recall), Cachoeiras de Macacu may not be in a position to exercise its rights regarding those policies and, should contamination or defects occur, any amounts that Cachoeiras de Macacu recovers may not be sufficient to offset any damage it might incur, which would have an adverse effect on Cachoeiras de Macacu’s business, operating results and financial position.

Cachoeiras de Macacu may not be able to recruit and retain key personnel.

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If it is to develop, support and commercialize its products, Cachoeiras de Macacu must hire and retain experienced employees with specific expertise. Implementing the strategic business plans may be difficult if the company cannot recruit or retain key personnel, or if it suffers the unexpected loss of senior employees, including those in companies it has acquired.

Employees may choose to leave their jobs for different reasons, including reasons that Cachoeiras de Macacu is unable to control. The impact of losing key personnel cannot be determined, as it depends, among other things, on Cachoeiras de Macacu’s ability to recruit other personnel with similar experience and abilities at an equivalent cost. There is no certainty that Cachoeiras de Macacu will be able to retain and successfully manage key employees, which could impact the business and have a material adverse effect on the company’s financial position, operating results and competitive position.

Information technology failures could adversely affect Cachoeiras de Macacu’s operations.

Cachoeiras de Macacu depends on information technology systems to process, transmit and store electronic information. A significant portion of the communication between Cachoeiras de Macacu, its clients and suppliers depends on information technology. As with all systems of this nature, Cachoeiras de Macacu’s information systems may be vulnerable to a range of interruptions caused by events over which it has no control, including, but not limited to, natural disasters, terrorist attacks, telecommunication breakdowns, computer viruses, attacks by hackers and other security issues. These or other similar interruptions could interfere with Cachoeiras de Macacu’s operations, cash flows and/or financial position.

Cachoeiras de Macacu depends on information technology in order to operate efficiently and interface with clients, in addition to ensuring that its management and internal controls run smoothly. The concentration of processes in shared services centers means that any problem could have an impact on a major portion of Cachoeiras de Macacu’s business. If the resources required for building and sustaining the appropriate technological infrastructure are not allocated and managed effectively, Cachoeiras de Macacu may be exposed to operating errors, processing inefficiencies, loss of clients and business problems, in addition to loss or damage to intellectual property arising from security failures. Like all information technology systems, Cachoeiras de Macacu’s system could be invaded from outside, in an attempt to steal information, or interrupt its business processes. Such interruptions could have a material adverse effect on Cachoeiras de Macacu’s business, operating results, cash flows and financial position.

The production of beers and juices is subject to additional investments

Since the purchase of Cachoeiras de Macacu, several investments in CAPEX have been made so as to adjust the production of the newly-purchased Cachoeiras de Macacu to the Company's standards and quality controls. Currently, Cachoeiras de Macacu already works in the production of soft drinks, and the investments in the beer and juice production line are underway, reason why Cachoeiras de Macacu, on the date of this Proposal, has not started the production of beer and juices, which directly impacts its financial results.

(ii)               Its direct or indirect parent company or controlling group:

As parent company and only partner of Cachoeiras de Macacu, the Company has powers to elect the management and to determine, generally speaking, the outcome of  other measures requiring approval, including distributions of income, the conclusion of corporate restructurings, new quotas creation, sales of important assets and amendments to the articles of association.

(iii)             Its shareholders:

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Not applicable, since the Company is the sole quotaholder of Cachoeiras de Macacu.

(iv)             Its subsidiaries and affiliates:

Please see section (i) above. There are no other risk factors concerning the subsidiaries and affiliates.

(v)               Its suppliers:

Cachoeiras de Macacu is dependent on important third parties, including important suppliers, and the termination or modification of the agreements with these third parties could adversely affect its business.

Both Cachoeiras de Macacu and the Company depend on important suppliers of a range of raw materials for manufacturing beverage, as well as packaging material. Both Cachoeiras de Macacu and the Company strive to limit their exposure to fluctuations in the supplies of these raw materials, by entering into medium and long-term fixed price agreements. Although both Cachoeiras de Macacu and the Company have, generally speaking, other suppliers of raw materials and packaging materials, termination or amendments to key agreements with several important suppliers, disagreements with suppliers on payment or other conditions, or the failure of an important supplier to meet its contractual obligations or to deliver materials that are compatible with current use, will force, or may force, both Cachoeiras de Macacu and the Company to purchase from alternative suppliers in each case and at potentially higher prices than those agreed with the supplier in question. In addition to this, both Cachoeiras de Macacu and the Company  may be subject to potential damages to the reputation, if one of its suppliers fails to comply with the applicable laws and regulations. These factors may have a material adverse impact on Cachoeiras de Macacu’s production, distribution and sales of beverage, in addition to adversely affecting its business, operating results, cash flows and/or financial position.

In the case of certain packaging supplies, raw materials and commodities, both Cachoeiras de Macacu and the Company depend on a small number of important suppliers. Should these suppliers find it impossible to continue supplying us, and in the event it is impossible to develop alternative sources of supplies, Cachoeiras de Macacu’s operations and financial results may be adversely affected.

(vi)             Its customers:

The demand for products may be adversely affected by changes in consumer preferences and tastes.

Both Cachoeiras de Macacu and the Company depend on their ability to respond to consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways as a result of a range of factors, such as changes in demographics, consumers’ health concerns with obesity, product attributes and ingredients, changes in travel, vacation and leisure activity patterns, climate, adverse publicity arising from lawsuits or proceedings by the regulators against Cachoeiras de Macacu, the Company or companies in the same industry, or by a slowdown in the economy. Consumers may also switch their preference to competitor products or reduce their overall demand for products in Cachoeiras de Macacu's business segment.

(vii)           The sectors of the economy where the issuer operates:

If Cachoeiras de Macacu fails to satisfactorily comply with the applicable anti-corruption laws and regulations intended to counter government corruption, it may find itself subject to fines, penalties or other administrative sanctions, in addition to unfavorable media coverage that may affect its reputation and sales.

Although Cachoeiras de Macacu is committed to conducting its business affairs in a legal and ethical manner, reflecting the local and international requisites and standards applicable to business, the risk exists that its employees or agents might engage in acts that violate applicable laws and regulations that, as a rule, prohibit making improper payments to foreign public employees in order to obtain or maintain business, including the laws concerning the 1997 OECD Convention on Combating Bribery of Foreign Public Employees in International Business Transactions, such as The United States Foreign Corrupt Practices Act or FCPA and the UK Bribery Act.

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Furthermore, on January 29, 2014, the Brazilian government enacted Law No. 12846/13 (Brazilian Anti-Corruption Law), regulated by Decree No. 8420/15, imposing objective liability on businesses for acts of corruption committed by their managers, employees and agents, or any third-party acting on its behalf. Under the Brazilian Anti-Corruption Law, businesses considered guilty of acts of corruption may be fined up to 20% of the gross invoicing of the previous business year or, in the event it is impossible to estimate gross invoicing, the fine will be set at between R$6,000.00 and R$60,000,000.00. Among other sanctions, the Brazilian Anti-Corruption Law also provides for forfeit of any benefits illegally obtained, the suspension of business operations, confiscation of assets and dissolution of the legal entity. Adopting an effective compliance program may be taken into account by the Brazilian authorities in imposing sanctions under the terms of the Brazilian Anti-Corruption Law.

In spite of the new Brazilian Anti-Corruption Law, Brazil is still perceived as having a high risk of public sector corruption, which to a certain extent exposes Cachoeiras de Macacu to possible violations of the FCPA or other anti-corruption laws.

Although both Cachoeiras de Macacu and the Company have implemented a compliance and anti-corruption program to detect and prevent violations of the applicable anti-corruption laws, which includes a strict requirement forbidding employees and agents from violating those laws, there is still a certain degree of degree of risk of improper conduct occurring, which would expose them to the potential liability and costs associated with an investigation of possible misconduct. The internal controls and compliance procedures existing both in Cachoeiras de Macacu and in the Company may not be sufficient to prevent or detect each misconduct, fraud or breach of the applicable laws of their employees, agents and companies to which they outsource some of their business operations. If they are not in compliance with the anti-corruption laws, anti-money laundering laws as well as other laws that rule the business before government entities, including FCPA and the Brazilian Anti-Corruption Law, they may be subject to criminal, administrative and civil sanctions and other remedies, which may adversely affect their brand and reputation and have a substantial negative impact on their business, financial position, operating results and perspectives. Another potential effect of having the Cachoeiras de Macacu's or the Company's name or brand associated with any misconduct, is negative media coverage which, even if unjustified or groundless, could adversely affect their reputation and sales. Therefore, if both Cachoeiras de Macacu and the Company are involved in any investigations, receives service of process or other processes under the FCPA, the Brazilian Anti-Corruption Law or other applicable anti-corruption laws, their business may be adversely affected.

The competition could cause Cachoeiras de Macacu’s margins to fall, raising its costs and reducing its profitability.

Competitors may divert consumers and clients from Cachoeiras de Macacu’s products. Competition in the market where Cachoeiras de Macacu operates may force it to reduce prices, increase its capital investment or, together with the Company, increase marketing and other expenditures, without Cachoeiras de Macacu or the Company being able, in exchange, to raise their prices to recoup the higher costs, thereby resulting in a reduction in margins and the Company and Cachoeiras de Macacu losing market share. Any of the facts mentioned could have a material adverse effect on the business, the financial position and the results of its operations. Moreover, innovation faces inherent risks, and the new products that Cachoeiras de Macacu, together with the Company, may launch may not find success with consumers and clients.

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Furthermore, the absence of a level playing field and the lack of transparency, or even unfair or illegal practices, such as tax evasion and corruption, can distort the competitive environment and lead to material adverse effects on Cachoeiras de Macacu’s profitability and its ability to operate.

Seasonal consumption cycles and adverse climatic conditions may result in fluctuations in demand for the product manufactured by Cachoeiras de Macacu.

Seasonal consumption cycles and adverse climatic conditions may have an effect on Cachoeiras de Macacu's operations. This fact is especially true during the summer months, when unexpectedly cold or humid weather can affect the volumes of sales of Cachoeiras de Macacu products.

(viii)         The regulations of the sectors in which the issuer operates:

The Brazilian government has had and continues to have a significant influence on the Brazilian economy; the economic and political scenario in Brazil has a direct impact on Cachoeiras de Macacu 's business, and may adversely affect its results.

The hallmark of the Brazilian economy has been the significant involvement of the Brazilian government, frequently changing monetary, credit and other policies, so as to influence the Brazilian economy. The measures by the Brazilian government to control inflation, while affecting other monetary policies, have often involved controls on salaries and prices and the Central Bank’s benchmark interest rate, in addition to other measures such as “freezing” of bank accounts, as was the case in 1990.

 The economic measures taken by the Brazilian government may have a material effect on Brazilian businesses and other entities, including Cachoeiras de Macacu, as well as on market conditions and Brazilian bond prices. Cachoeiras de Macacu’s financial position and operating results may be adversely affected on account of the following factors and the Brazilian government’s response to these factors:

 (i) devaluations and other variances in currency rates;

 (ii) inflation;

 (iii) investments;

 (iv) exchange control policies;

 (v) unemployment levels and labor regulations;

 (vi) social unrest;

 (vii) price instability;

 (viii) energy shortages;

 (ix) shortages or rationing of water;

 (x) interest rates and monetary policies;

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 (xi) domestic capital and credit market liquidity;

 (xii) growth or slowdown of the Brazilian economy

(xiii) fiscal policy and changes in the tax legislation; and

 (xiv) other domestic political, diplomatic, social and economic factors, or those affecting Brazil.

Any such situations may adversely affect Cachoeiras de Macacu’s financial position and results.

The higher taxes levied on beverages in Brazil, and the high levels of tax evasion may adversely affect Cachoeiras de Macacu’s results and profitability.

Increases in the already high tax levels in Brazil could have an adverse effect on Cachoeiras de Macacu’s profitability. Higher taxes on beverages usually result in higher prices of these products for consumers. Higher beverage prices usually result in lower levels of consumption and, consequently, lower net income from sales. Lower net income from sales means lower margins, since part of Cachoeiras de Macacu’s costs are fixed, therefore they do not vary significantly based on production levels. There is no guarantee that the Brazilian government will not raise current tax levels, at both the state and federal level, and that this will not affect Cachoeiras de Macacu’s business.

(ix) Foreign countries where the issuer operates:

Not applicable.

(x) Socioenvironmental issues:

Natural disasters, or those of another nature, could interrupt Cachoeiras de Macacu’s operations.

Cachoeiras de Macacu’s business and results of operations could be adversely affected on account of social, technical or physical risks, such as earthquakes, hurricanes, flooding, fire, blackouts, water shortages, failures of information technology and telecommunication systems, political instability, military conflicts and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and attendant political instability.

Climate change, or legal, regulatory or market measures to deal with climate change may have an adverse effect on Cachoeiras de Macacu’s business or operations, while a shortage or poor quality of water could adversely affect Cachoeiras de Macacu’s production costs and capacity.

There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse effect on global temperatures, weather patterns and the frequency and severity of extreme climatic events and natural disasters. In the event these climate changes have an adverse effect on agricultural production, Cachoeiras de Macacu may experience a reduced availability or less favorable prices for certain agricultural products required for its products. Moreover, public expectations regarding the reduction of greenhouse gas emissions may result in higher costs of energy, transportation and raw materials, and may require additional investments in facilities and equipment, because of higher pressure from regulatory bodies . As a result, the effects of climate change could have long-term material adverse effects on Cachoeiras de Macacu’s business and results of operations.

Cachoeiras de Macacu also has to deal with the risk of water shortages. Available drinking water is a finite resource in many parts of the world, facing unprecedented challenges in the wake of climate change and the resulting changes in rainfall patterns and the frequency of extreme weather conditions, excessive exploitation, higher pollution and poor water management. As the demand for water continues to rise worldwide, and as water becomes scarcer and its quality deteriorates, Cachoeiras de Macacu may be affected by higher production costs or limitations on capacity, which could adversely affect its business and results of operations.

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4.2 Give a quantitative and qualitative description of the main market risks to which the issuer is exposed, including those involving currency and interest rate risks.

The depreciation of the Brazilian Real against the US dollar may adversely affect Cachoeiras de Macacu’s financial performance.

The lion’s share of Cachoeiras de Macacu’s sales is denominated in Brazilian Reais, while a significant portion of the group’s debt is denominated in or indexed to the US dollar. Furthermore, a significant portion of Cachoeiras de Macacu’s production costs, especially those involving packaging, as well as raw material, are denominated in or linked to the US dollar. In this case, any depreciation of the Brazilian currency could increase financial expenses and operating costs, affecting Cachoeiras de Macacu’s ability to meet its foreign currency obligations. Although Cachoeiras de Macacu’s current policy, together with the Company, is to hedge most of the US dollar-denominated debts and production costs, Cachoeiras de Macacu cannot guarantee that it will always be possible to hedge in the future.

 The depreciation of the Brazilian real against the US dollar may create additional inflationary pressure in Brazil, since it causes a general increase in the price of imported products and may require the adoption of recessive government policies to control the aggregate demand. On the other hand, the future Brazilian real appreciation against the US dollar may result in impairment of the checking account balance and balance of payments, as well as may adversely affect the growth stimulated by exports. It is still uncertain the potential impact of the floating exchange rate and Brazilian government measures aiming at the Brazilian Real stabilization.

(b) Description of the key changes in the risk factors that took place during the previous fiscal year and the expectation regarding higher or lower exposure to risks as a result of the operation, in accordance with section 5.4 of the reference form.

The entire equity representing the capital stock of Cachoeiras de Macacu Bebidas Ltda. was purchased by the Company on December 1st, 2016, pursuant to the "Quota Purchase Agreement and Other Covenants", entered into November 1st, 2016, between the Company, as purchaser, and Brasil Kirin Indústria de Bebidas Ltda. and Brasil Kirin Bebidas Ltda., as sellers, as amended on December 1st, 2016, upon closing of this operation. In this sense, the risk factors described above reflect the Company's vision regarding Cachoeiras de Macacu's operations and activities within the scope of the Company's economic group. After the Merger, the Merged Company will no longer exist.

(c) Description of its activities, as per sections 7.1, 7.2, 7.3 and 7.4 of the reference form.

7.1 Give a brief description of the activities in which the issuer and its subsidiaries are engaged.

Under the terms of its articles of association, Cachoeiras de Macacu is dedicated to (i)  industrialization, retail and wholesale sale, export and import of beverage, raw material, inputs, packaging material and goods supplementary to the beverage business, (ii) research and mining of mineral water (iii) agriculture and livestock, industrialization and commercialization of products and by-products from vegetal and animal origin; (iv) road transportation of cargo in general, as well as provision of services to fix the goods used for the transportation of cargo, among others .

7.2 For each operating segment mentioned in the last fiscal year end financial statements or, where applicable, in the consolidated financial statements, provide the following information:

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Since the purchase of Cachoeiras de Macacu, several investments in CAPEX have been made so as to adjust the production of the newly-purchased Cachoeiras de Macacu to the Company's standards and quality controls. Currently, Cachoeiras de Macacu already works in the production of soft drinks, and the investments in the beer and juice production line are underway, reason why Cachoeiras de Macacu, on the date of this Proposal, has not started the production of beer and juices.

(a)           marketed products and services.

In February 2017, Cachoeiras de Macacu began to produce soft drinks, and the investments in the beer and juices production and commercialization lines are underway, reason why Cachoeiras de Macacu, on the date hereof, is still not producing beer and juices.

(b)           revenue from the segment and its share in the issuer’s net revenues and profit or loss from the segment and its share in the issuer’s net profit.

There was no revenue since Cachoeiras de Macacu was purchased, given that the industrial park of Cachoeiras de Macacu has been totally paralyzed to carry out the investments indicated in item 5 (c) above.

7.3 For products and services corresponding to the operating segments disclosed in item 7.2, describe:

(a)           manufacturing process characteristics.

Soft Drinks

Soft drinks are produced by mixing water, flavored concentrates, and sugar or sweetener. Water is processed to eliminate mineral salts and filtered to remove impurities. Purified water is combined with processed sugar or, in case of diet soft drinks, with artificial sweeteners and concentrates. Carbon dioxide gas is injected into the mixture to produce carbonation. Immediately after carbonation, the mixture is bottled. In addition to these inputs, delivering the product to consumers requires packaging, such as PET or glass bottles, aluminum or steel cans, labels, and plastic or metal caps. The technology used in the soft drink manufacturing process is common to the market, with no need for different equipment or proprietary technologies.

Maintenance

Cachoeiras de Macacu’s equipment maintenance process is performed at least annually, always in reverse cycle to production peaks.

Risks Inherent to the Process

Some risks inherent in the production process that may cause interruption of activities, such as fire, explosion, strikes, etc., are present but their impacts are minimized in Cachoeiras de Macacu’s operations. For example, if the operations of a plant are unexpectedly interrupted, Cachoeiras de Macacu can transfer production to another plant of the Company's group, in most cases without detriment to the supply. However, in the period of higher capacity utilization due to the business seasonality, Cachoeiras de Macacu may have some loss due to a decrease in the sales volume.

Productivity Indicators

There are no typical productivity indicators for the beverage industry.

166

(a) distribution process characteristics.

Soft Drink Distribution

Distribution is an important characteristic in this market, since the retailers are fragmented in almost one million points of sale. Cachoeiras de Macacu’s distribution uses the Company’s distribution network, which is structured in two separate ways, namely: (i) a network of exclusive outsourced distributors, involving around 139 organizations; and (ii) its own direct distribution system, involving more than 112 distribution centers across most Brazilian regions, using outsourced logistics, without its own truck fleet. Its own direct distribution centers, as well as the plants, are owned by the Company or its controlled companies, and have their own sales teams to access various sales channels, such as bars, supermarkets, bakeries, restaurants, convenience stores and grocery stores. The networks of exclusive outsourced distributors have no corporate relationship with the Company and have their own sales teams to access the same sales channels as used by the Company’s own direct distribution system. In addition, the plants may sell directly to some larger customers.

(b)            operating market characteristics, especially (i) share of each market; and (ii) competitive conditions in those markets.

The Soft Drink Market in Brazil

In Brazil, the soft and non-carbonated drink market covers various segments, including soft drinks (“CSD”), mineral water, isotonic drinks, energy drinks, and iced tea.  Cachoeiras de Macacu recently started it production of soft drinks.

Our main competitor in this market is The Coca-Cola Company. In 2016, according to our estimates, The Coca-Cola Company’s family of brands held a 60.6% share in the Brazilian carbonated soft drink market, while the Company, including its subsidiaries, held a 18.8% market share. In addition to The Coca Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands”. B Brands compete mainly in price, usually being sold at a lower price than our products.

Our main carbonated soft drink brands are Guaraná Antarctica (including Guaraná Antarctica Black, a Guaraná Antarctica brand extension released in 2015), leader in the “different from cola” flavor segment, with a 10.4% market share in Brazil in 2016, and Pepsi Cola, with a 4.8% market share in that year, in each case according to our estimates. Pepsi Cola is sold under our exclusive production and bottling contract with PepsiCo.

(c)           any seasonality.

For illustrative purposes, we reported that beverage sales are seasonal. Usually, sales are higher during summer and the major public holidays. Therefore, in the southern hemisphere, the overall sales volume is highest in the fourth quarter due to early summer and year-end festivities.

(d)           main inputs and raw materials, stating: (i) description of relationships with suppliers, including whether they are subject to government control or regulation, identifying the agencies and their applicable legislation; (ii) possible dependence on few suppliers; and (iii) possible price volatility.

167

Soft Drinks

The main raw materials used by Cachoeiras de Macacu in the soft drink manufacturing process are: concentrates (including guarana extract), sugar, sweetener, juices, water, and carbon dioxide gas. Most of these materials are obtained from local suppliers.

Guarana Fruit

The Company has 1,070 hectares of land that supply twenty-nine tons of guarana seeds (berries) per year, or about 10% of its needs. The rest is purchased by the Company directly from independent farmers in the Amazon region, as well as in other guarana producing regions in Brazil. The Company provides this input to Cachoeiras de Macacu.

Concentrates

The Company has a concentrate plant in northern Brazil, which produces concentrates to meet the production needs of its own brand, Guaraná Antarctica, among others. Pepsi soft drink concentrate is purchased from PepsiCo. The Company provides concentrates to Cachoeiras de Macacu.

Sugar

Sugar is widely available and is purchased by the Company’s regional purchasing organization. The Company uses derivative instruments to avoid the impact of short-term sugar price volatility on production costs. The Company provides sugar to Cachoeiras de Macacu.

Others

Orange, lime, lemon and grapes are acquired only in Brazil. Our main suppliers are Louis Dreyfus Commodities, Dohler, Citrus Juice, Citrosuco, Golden and Tecnovin. The Company provides juices to Cachoeiras de Macacu.

Packaging

Packaging costs include the cost of glass and PET bottles, aluminum cans, plastic film (vacuum packaged and stretched), paper labels, plastic closures, metal caps, and cardboard, which are borne by the Company.

The main aluminum can suppliers are Ball and Crown. The main foreign glass bottle suppliers are Verallia (part of the St. Gobain group), Owens-Illinois Glass Containers, and Vidroporto,  in addition to our vertical operations in our glass bottle plant located in Rio de Janeiro and owned by the Company.

The soft drink labels are mostly purchased from local suppliers. In Brazil, such needs are mostly met by a printing company owned by Fundação Antonio e Helena Zerrenner, which is operated by the Company, in compliance with a lease agreement.

Plastic seals are mainly purchased from Videolar-Inov and from CSI. PET preforms are mainly purchased from Lorenpet Group (CPR, Centralpet, LEB, and Lorenpet), and Amcor. The metal caps used in Brazil mainly come from the Company’s vertical operation in Manaus (Arosuco) but part of the volume used is produced by Arosuco.

168

7.4 Indicate any clients responsible for more than 10% of the Company’s total net income, informing:

Not applicable, since there was no revenue since Cachoeiras de Macacu was purchased, given that the industrial park of Cachoeiras de Macacu has been totally paralyzed to carry out the investments indicated in item 5 (c) above.

(d)   Business group description, according to item 15 of the reference form.

Items 15.1 and 15.2 of the reference form.

Cachoeiras de Macacu Bebidas Ltda.

a) Corporate Name	b) Nationality	c) CNPJ/CPF	d) Number of Quotas Held	e) Percentage Interest	g) Shareholders Agreement	i) Legal Representative’s Name and CPF	i) Last Change Dated
			Total	Total
Ambev S.A.	Brasil	07.526.557/0001-00	11.415.000	100	Não	Não aplicável	01/12/2016

Ambev S.A

See information in item 12 below with data from item 15.1 and 15.2 of the reference form for the purposes of Ambev S.A.

Item 15.3 of the reference form

Cachoeiras de Macacu

Last change dated	12/01/2016
Number of individual shareholders (Units)	0
Number of corporate shareholders (Units)	1
Number of institutional investors (Units)	0

No outstanding shares or quotas.

169

Item 15.4 of the reference form.

156

156

Item 15.5 of the reference form.

There is no partners agreement filed in the headquarters of Cachoeiras de Macacu.

Item 15.6 of the reference form.

On December 1st, 2016, the Company purchased 11,415,000 quotas from Cachoeiras de Macacu, representing 100% of its capital stock, quotas owned by Brasil Kirin Indústria de Bebidas Ltda and Brasil Kirin Bebidas Ltda. until then.  As a result of this transaction, the Company became the sole quotaholder of Cachoeiras de Macacu.

Item 15.7 of the reference form.

a) Event	Acquisition of the totality of the quotas of Cachoeiras de Macacu by Ambev.
b) Main Conditions of the Deal

The entire equity representing the capital stock of Cachoeiras de Macacu Bebidas Ltda. was purchased by the Company on December 1st, 2016, pursuant to the "Quota Purchase Agreement and Other Covenants", entered into November 1st, 2016, between the Company, as purchaser, and Brasil Kirin Indústria de Bebidas Ltda. and Brasil Kirin Bebidas Ltda., as sellers, as amended on December 1st, 2016, upon closing of this operation.

The 4th Amendment to the Articles of association of Cachoeiras de Macacu formalized the transfer of the quotas held by Brasil Kirin Indústria de Bebidas Ltda. and Brasil Kirin Bebidas Ltda. to the Company, as described above.

c) Involved Companies	Cachoeiras de Macacu Bebidas Ltda. and Ambev S.A.

d) Effects in the Shareholders’ Composition Resulting from the Transaction, especially on the Participation of the Controlling Shareholder, the Shareholders with more than 5% of the Company's Capital and the Managers of the Company

Brasil Kirin Indústria de Bebidas Ltda. and Brasil Kirin Bebidas Ltda. ceased to be quotaholders of Cachoeiras de Macacu, retiring from such company. The Company now holds 100% of the quotas representing the capital stock of Cachoeiras de Macacu.

e) Corporate Chart Before and After the Transaction

Before the transaction, Brasil Kirin Indústria de Bebidas Ltda. and Brasil Kirin Bebidas Ltda. Held, respectively, 99.30% and 0.70% of the quotas representing the capital stock of Cachoeiras de Macacu.

After the conclusion of the transaction, the Company became the holder of 100% of the quotas representing the capital stock of Cachoeiras de Macacu.

f) Mechanisms used to ensure equitable treatment among shareholders	Not applicable, since Brazil Kirin Indústria de Bebidas Ltda. and Brazil Kirin Bebidas Ltda. retired from Cachoeiras de Macacu and the Company became the sole quotaholder of Cachoeiras de Macacu.

Item 15.8 of the reference form.

No other relevant information about Cachoeiras de Macacu.

(e) Capital stock description, according to item 17.1 of the reference form.

The fully subscribed and paid-in capital stock of Cachoeiras de Macacu amounts to R$11,415,000.00, represented by 11,415,000 quotas of par value of R$ 1.00, all owned by the Company.

12.              Description of capital and control structure after the operation, according to item 15 of the reference form.

Items 15.1 and 15.2 of the reference form.

Ambev S.A.

a) Corporate Name	b) Nationality	c) CNPJ/CPF	d) Number of Shares Held			e) Percentage Interest			g) Shareholders Agreement	i) Legal Representative’s Name and CPF	i) Last Change Dated
			Common	Preferred	Total	Common	Preferred	f) Total
1. InterBrew International BV	Netherlands	06.614.548/0001-08	8,441,956,047	-	8,441,956,047	53,71	-	53,71	Yes	Letícia Rudge Barbosa Kina CPF No. 255.726.488-17 Ricardo Gonçalves Melo CPF No. 968.950.397-91	31/12/2016
1.1. Anheuser-Busch InBev Nederland Holding BV	Netherlands	-	402,073	-	402,073	100	-	100	-	N/A	20/05/2009
1.1.1. InBev Belgium S.A.	Belgium	-	10,315	-	10,315	57,30	-	57,30	-	N/A	13/05/2009
1.1.1.1. Anheuser-Busch InBev N.V/S.A	Belgium	-	4,717,365	-	4,717,365	100	-	100	-	N/A	30/06/2010
1.1.2. Anheuser-Busch InBev N.V/S.A	Belgium	-	7,686	-	7,686	42,70	-	42,70		N/A	13/05/2009
1.1.2.1 Stichting Anheuser-Busch InBev	Netherlands	-	663,074,832	-	663,074,832	41,2671	-	41,2671	Yes	N/A	11/12/2012
1.1.2.1.1 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	-	N/A	20/12/2010
1.1.2.1.2 BRC Sarl	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	No	N/A	20/12/2010
1.1.2.1.2.1 BRC - Global Sarl	Luxembourg	-	23,402,667		23,402,667	100		100	No	N/A	01/09/2012
1.1.2.1.2.1.1 BR Global Investments Limited	Bahamas	-	186,012,500	-	186,012,500	100	-	100	No	N/A	01/09/2012
1.1.2.1.2.1.1.1 S-BR Global Investments Limited	Bahamas	-	338,606	420,193	758,799	91,80643	78,04346	83,63863	Sim	N/A	30/11/2016
1.1.2.1.2.1.1.1.1 Santa Erika Ltd.	Bahamas	-	1,640,810	637,730	2,278,540	50	76,3408	55,3448	No	N/A	18/12/2013
1.1.2.1.2.1.1.1.1.1 INPAR Investment Fund	Netherlands	-	99,992	-	99,992	100	-	100	No	N/A	18/12/2013
1.1.2.1.2.1.1.1.1.1.1 Stichting Enable	Netherlands	-	188,379,030,843	-	188,379,030,843	99,999	-	99.999	No	N/A	17/02/2016
1.1.2.1.2.1.1.1.1.1.1.1 Inpar VOF	Netherlands	-	-	-	-	100		100	No	N/A	17/02/2016
1.1.2.1.2.1.1.1.1.1.1.1.1 Jorge Paulo Lemann	Brazil/Switzerland	005.392.877-68	-	-	-	-	-	99,6	-	N/A	17/02/2016
1.1.2.1.2.1.1.2. Santa Heloisa Ltd.	Bahamas	-	820,405	-	820,405	25	-	19,9273	No	N/A	16/05/2012
1.1.2.1.2.1.1.2.1. Santa Carolina CV	Netherlands	-	49,996	-	49,996	99,9920	-	99,9920	No	N/A	22/05/2015
1.1.2.1.2.1.1.2.1.1. Carlos Alberto da Veiga Sicupira	Brazil	041.895.317-15	-	-	-	-	-	100	-	N/A	13/12/2016
1.1.2.1.2.1.1.3. Santa Paciência Ltd.	Bahamas	-	820,405	197.643	1,018,048	25	23,6593	24,7280	No	N/A	16/05/2012
1.1.2.1.2.1.1.3.1. MCMT Holding Limited	Jersey	-	49,996	-	49,996	99,9920	-	99,9920	-	N/A	22/05/2015
1.1.2.1.2.1.1.3.1.1. Alfa T Holding Limited	Jersey	-	100	9.900	10,000	100	100	100	-	N/A	22/05/2015
1.1.2.1.2.1.1.3.1.1.1. Santa Maria Isabel CV	Netherlands	-	35,371,743	-	35,371,743	100	-	100	No	N/A	22/05/2015
1.1.2.1.2.1.1.4.1.1.1.1. Marcel Herrmann Telles	Brazil	235.839.087-91-	-	-	-	-	-	100	-	N/A	22/05/2015
1.1.2.2 InBev Foundations	Belgium	-	12.483.080		12.483.080	0,79	-	0,79	-	N/A	20/12/2010
1.1.2.3 BRC Sarl	Luxembourg	-	32,966,462	-	32,966,462	2,052	-	2,052	Yes	N/A	09/02/2012
1.1.2.4 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	133,467,609	-	133,467,609	8,31	-	8,31	Yes	N/A	20/12/2010
2. AmBrew S.A.	Luxembourg	06.250.266/0001-79	1,284,309,014	-	1,284,309,014	8,17	-	8,17	Yes	Letícia Rudge Barbosa Kina CPF No. 255.726.488-17 Ricardo Gonçalves Melo CPF No. 968.950.397-91	31/12/2016
2.1. Anheuser-Busch InBev N.V/S.A	Belgium	-	4,717,365	-	4,717,365	100	-	100	-	N/A	15/12/2010
2.1.1. Stichting Anheuser-Busch InBev	Netherlands	-	663,074,832	-	663,074,832	41,2671	-	41.2671	Yes	N/A	11/12/2012
2.1.1.1 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	-	N/A	20/12/2010
2.1.1.2. BRC Sarl	Luxembourg	-	331,537,416	-	331,537,416	50	-	50	No	N/A	20/12/2010
2.1.1.2.1 BRC - Global Sarl	Luxembourg	-	23,402,667		23,402,667	100		100	No	N/A	01/09/2012
2.1.1.2.1.1 BR Global Investiments Limited	Bahamas	-	186,012,500	-	186,012,500	100	-	100	No	N/A	01/09/2012
2.1.1.2.1.1.1 S-BR Global Investments Limited	Bahamas	-	338,606	420,193	758,799	91,80643	78,04346	83,63863	Yes	N/A	30/11/2016
2.1.1.2.1.1.1.1 Santa Erika Ltd.	Bahamas	-	1,640,810	637,730	2,278,540	50	76,3408	55,3448	No	N/A	18/12/2013
2.1.1.2.1.1.1.1.1 INPAR Investment Fund	Netherlands	-	99,992	-	99,992	100	-	100	No	N/A	18/12/2013
1.1.2.1.2.1.1.1.1.1.1 Stichting Enable	Netherlands	-	188,379,030,843	-	188,379,030,843	99,99872	-	99,99872	No	N/A	17/02/2016
2.1.1.2.1.1.1.1.1.1.1 Inpar VOF	Netherlands	-	-	-	-	100	-	100	No	N/A	17/02/2016
2.1.1.2.1.1.1.1.1.1.1.1 Jorge Paulo Lemann	Brazil/Switzerland	005.392.877-68	-	-	-	-	-	99,6	-	N/A	17/02/2016
2.1.1.2.1.1.2. Santa Heloisa Ltd.	Bahamas	-	820,405	-	820,405	25	-	19,9273	No	N/A	16/05/2012
2.1.1.2.1.1.2.1. Santa Carolina CV	Netherlands	-	49,996	-	49,996	99,9920	-	99,9920	No	N/A	22/05/2015
2.1.1.2.1.1.2.1.1. Carlos Alberto da Veiga Sicupira	Brazil	041.895.317-15	-	-	-	-	-	100	-	N/A	13/12/2016
2.1.1.2.1.1.3. Santa Paciência Ltd.	Bahamas	-	820,405	197,643	1,018,048	25	23,6593	24,7280	No	N/A	16/05/2012
2.1.1.2.1.1.3.1. MCMT Holding Limited	Jersey	-	49,996	-	49,996	99,9920	-	99,9920	-	N/A	22/05/2015
2.1.1.2.1.1.3.1.1. Alfa T Holding Limited	Jersey	-	100	9,900	10,000	100	100	100	-	N/A	22/05/2015
2.1.1.2.1.1.3.1.1.1. Santa Maria Isabel CV	Netherlands	-	35,371,743	-	35.371.743	100	-	100	No	N/A	22/05/2015
2.1.1.2.1.1.3.1.1.1.1. Marcel Herrmann Telles	Brazil	235.839.087-91-	-	-	-	-	-	100	-	N/A	22/05/2015
2.1.2 InBev Foundations	Belgium	-	12,483,080		12,483,080	0,79	-	0,79	-	N/A	20/12/2010
2.1.3 BRC Sarl	Luxembourg	-	32,966,462	-	32,966,462	2,052	-	2,052	Yes	N/A	09/02/2012
2.1.4 Eugenie Patri Sebastian (EPS) SA	Luxembourg	-	133,467,609	-	133,467,609	8,31	-	8,31	Yes	N/A	20/12/2010
3. FAHZ	Brazil	60.480.480/0001-67	1,586,037,701	-	1,586,037,701	10,09	-	10,09	Yes	N/A	31/12/2016
4. Other			4,388,800,166	-	4,388,800,166	27,92	-	27,92	No	N/A	31/12/2016
5. Treasury Stock			16,512,491	-	16,512,491	0,11	-	0,11		N/A	31/12/2016
Total			15,717,615,419	-	15,717,615,419					N/A

Item 15.3 of the reference form.

Ambev

Last change dated	02/24/2017
Number of individual shareholders (Units)	47,488
Number of corporate shareholders (Units)	8,573
Number of institutional investors (Units)	777

Outstanding Shares

Outstanding shares corresponding to all the Company’s shares, except for those held by the controlling company, by related parties, by the Company’s management, and treasury stock.

Number of common shares (Units)	4,343,570,945	27.6352%
Number of preferred shares (Units)	0	0%
Total	4,343,570,945	27.6352%

Item 15.4 of the reference form.

Item 15.5 of the reference form.

1) Shareholders Agreement in force until 2019

a) Parties

The shareholders’ agreement was entered into by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, InterBrew International B.V., and AmBrew S.A.

b) Execution date

The shareholders’ agreement was executed on April 16, 2013. The Shareholders’ Agreement became effective on July 30, 2013, on the date of approval of the Merger of Shares, as described in item 10.3 above.

c) Term

The Company’s shareholders’ agreement shall remain in force until July 1, 2019.

d) Exercise of voting rights/control

Regarding matters submitted to voting by the shareholders or their representatives on the board of directors of the Company or its subsidiaries, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A, and InterBrew International B.V. shall make efforts to (i) reach a consensus regarding the exercise of their voting rights in the Company and its subsidiaries, and (ii) agree on how to guide their representatives to vote on the matters in question. The Company’s shareholders’ agreement provides that the parties shall hold a preliminary meeting before any general meeting or meeting of board of directors of the Company or its subsidiaries, to discuss and determine a consensus to be adopted by the parties in such meetings.

If the parties do not reach a consensus on a particular issue, the position to be adopted by all parties to the agreement shall be determined by the shareholder or group of shareholders holding the largest number of Company shares with voting right, currently consisting of AmBrew S.A. and InterBrew International B.V. This rule is not applicable in the case of (i) election of members of the board of directors, which shall follow the below-described specific election rule, and (ii) voting of issues requiring unanimous approval by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. The issues requiring unanimous approval are as follows:

•        any change in the articles of incorporation of the Company and/or any of its subsidiaries, modifying: (i) the corporate purpose, (ii) the term, and/or (iii) the composition, powers and duties of administrative bodies;

•        approval of the annual investment budget for the Company and/or any of its subsidiaries when the investment amount exceeds 8.7% of the Company’s net sales estimated for the same fiscal year;

•        the Company CEO’s appointment, removal, or replacement;

•        approval or amendment to the remuneration policy for the board of directors and management of the Company and its subsidiaries;

•        approval of stock option plans for the management and employees of the Company and/or its subsidiaries;

•        amendment to the statutory dividend policy for the Company and/or its subsidiaries;

•        capital increases for the Company and/or any of its subsidiaries, with or without preemptive rights, by subscription, creation of a new class of shares or changes in the character of existing shares, as well as capital reduction, issuance of debentures, convertible or not into shares, warrants, and creation of founder’s shares by the Company and/or any of its subsidiaries, except when such legal transactions are carried out between the Company and its subsidiaries or between subsidiaries;

•        consolidations, spin-offs, conversions, mergers, acquisitions, and divestitures involving the Company and/or any of its subsidiaries, in the latter case (i) when it involves a company that is not controlled, directly or indirectly, by the Company and (ii) provided that it results in the reduction of the average dividends paid by the Company in the 5 immediately preceding years, adjusted by the IGP-M variation, as calculated by Fundação Getúlio Vargas from the date of each payment;

•        creation, acquisition, assignment, transfer, placement of encumbrances and/or disposition, in any type or form, of shares, membership interests, and/or any securities issued by any subsidiary, except to the Company itself and/or other subsidiary;

•        contracting, by the Company and/or any of its subsidiaries, of a borrowing operation resulting in a debt/shareholders’ equity ratio greater than 1.5;

•        execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited on behalf of the Company or its subsidiaries;

•        providing loans and guarantees of any kind by the Company and/or any of its subsidiaries, in excess of 1% of the Company’s shareholders’ equity as shown in the last audited balance sheet, to any third party, except on behalf of: (i) employees of the Company and its subsidiaries; (ii) the subsidiaries themselves;

•        election of committee members for the Company’s board of directors;

•        cancellation of the Company’s and/or any of its subsidiaries’ publicly traded company registration;

•        filing for court-supervised reorganization or adjudication of bankruptcy by the Company and/or any of its subsidiaries;

•        liquidation or dissolution of the Company and/or any of its subsidiaries; and

•        appointment of external auditors for the Company and/or its subsidiaries.

The Company’s shareholders’ agreement provides that, whenever the parties fail to reach a consensus in a preliminary meeting on any of the matters listed above, they shall exercise their voting rights to reject such matter. The Company’s shareholders’ agreement shall provide that any vote by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V., or by any member of the Company’s board of directors appointed by each of them, in violation of its provisions shall be null, void, and ineffective.

e) Appointment of Management or statutory committee members.

 Although each Company common share grants the shareholders the right to one vote in the election of the Company’s board of directors, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. shall be entitled to elect the majority of Company’s directors.

The Company’s shareholders’ agreement provides that each party—Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V.—shall be represented on the board of directors of the Company and of its subsidiaries, and in addition to the members and their alternates, they shall be entitled to appoint up to two observers each, to attend the Company’s board of directors meetings, without voting rights. The board of directors of the Company and its subsidiaries shall be composed of at least three and no more than 15 effective members and the same number of alternates, with a three-year term, with reelection allowed.

Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall have the right to appoint four directors and their respective alternates to the board of directors of the Company and its subsidiaries, provided it remains the holder of a certain minimum number of Company shares. Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall not be allowed to appoint more than four directors, even if its interest in the Company’s capital increases in relation to the minimum interest it held at the agreement execution date. AmBrew S.A. and InterBrew International B.V. may appoint members and their substitutes to the board of directors of the Company and its subsidiaries, proportionally to the number of members appointed by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência. Such proportion is based on the relationship between the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência’s interest and the joint interest AmBrew S.A. and InterBrew International B.V. will have in the Company’s voting stock.

The shareholders’ agreement provides that the Company will have two co-chairs on the board of directors, with equal rights and duties, one of them appointed by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência and the other jointly appointed by AmBrew S.A. and InterBrew International B.V. In the event of a deadlock, neither co-chair shall have the casting vote on matters submitted to the Company’s board of directors.

Each party may remove the director appointed by it to the board of directors of the Company or its subsidiaries, and shall also have the right to appoint its respective alternate or a new alternate, should the originally appointed alternate be confirmed for the open position.

The Company’s shareholders’ agreement provides that shareholders may, by consensus, determine the creation of committees within the Company’s board of directors, with the purpose of analyzing specific matters, when such analysis requires that their members have specific expertise, with the Competition and Related Parties Compliance Committee and the Operations, Finance, and Compensation Committee being set up immediately.

The election of members of the committees within the Company's board of directors, as indicated above, shall depend on the unanimous approval given by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A. and InterBrew International B.V.

f) Transfer of shares and preemptive rights

The shareholders’ agreement contains the following provisions concerning the transfer of Company’s shares related to the agreement:

•         Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. have agreed (i) not to dispose, directly or indirectly, of their shares in private trading, on a stock exchange or the OTC market, including under public, voluntary, or mandatory offers, except for any transfers allowed by the shareholders’ agreement during its term, and (ii) not to place any kind of encumbrance on their shares, without the prior written consent of AmBrew S.A. and InterBrew International B.V., in the case of Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, and vice versa.

•         In case the shares owned by any of the shareholders come to be under provisional attachment, sequestration, judicial levy, or any other constraining measure, and if such constraint on the shares is not raised within 30 days from its effective date, this fact shall be informed by the holder of the shares under constraining measure to the other shareholder by a notice, with a copy to the two co-chairs of the Company’s board of directors, and such notice shall be regarded as an offer to sell the constrained shares to the other shareholder. Regardless of the above notice, if the other shareholder comes to know about the constraining measure, this shall also be considered as an offer to sell the shares under the constraining measure, effective within 30 days from the effective date of the constraining measure, as long as such shares are not released from such constraining measure by that date. Such offer shall remain valid for 30 days, and the Company’s share price shall be the lower of (i) the share book value, as per the last audited balance sheet, with such value adjusted by the IGP-M or any index that replaces it, from the date of such audited balance sheet until the date of application for the raising of the constraining measure; and (ii) the share price quoted on the stock exchange, taking the weighted average of the 20 trading days preceding the date of application for the raising of the constraining measure, on which the shares have been traded (given that, if such shares have not been traded in at least half of these trading days, the timeframe shall be extended to 40 trading days; if they still have not been traded in half or more of these trading days, this procedure will be applied successively). The value that eventually remains, if any, shall be paid to the shareholder with constrained shares. However, if the obligations secured by the judicial constraining measure exceed the price above, the shareholder with constrained shares shall be held liable, to the other shareholder, for the difference in the amount that the other shareholder may have to deposit to purchase the shares.

•         If Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, on the one side, and AmBrew S.A. and InterBrew International B.V., on the other side, intend to dispose of subscription rights relating to Company issued shares they hold, such party shall first offer those rights to the other party, which then can choose to acquire the preemptive right to subscribe for new shares to be issued, within 10 days. If the shareholder that receives the offer chooses not acquire such preemptive right offered, or does not respond by the deadline, the shareholder that offered such preemptive right may dispose of it to third parties, which shall have another 10 days to complete the disposition in question.

The shareholders’ agreement provides that, if the mechanisms described above are not observed, in the event of (i) transfers of shares or subscription rights or (ii) placement of encumbrances on the Company’s shares, such transfer or placement of encumbrance shall be considered null, void, and ineffective, and such event shall not be recorded in the Company’s statutory books.

g) Description of clauses restricting or binding the voting rights of members of the board of directors.

As mentioned in item “d” above, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, AmBrew S.A., and InterBrew International B.V. undertake to exercise their voting rights at the Company’s shareholders’ meetings, and to have their representatives in the board of directors of the Company and each of the Company’s subsidiaries exercise their voting rights, always in line with the prevailing guidance about the subject matter, as approved in any preliminary meeting held, and in this case, as a block vote with the other shareholder.

Notwithstanding the foregoing, the decisions of a previous meeting shall not bind the vote of the shareholders, or of members appointed by them to the board of directors of the Company or any of its subsidiaries, in matters related to:

•         taking accounts of the management of the Company and of any of its subsidiaries;

•         examination, discussion, and resolution on the management report and financial statements of the Company and any of its subsidiaries;

•         cases defined as abuse of power, as provided for in Article 117, par. 1, of Law No. 6404/76; and

•         practices inherent to the diligence and loyalty duties and other management duties, as laid down in Articles 153 to 158 of Law No. 6404/76.

2) Shareholders’ Agreement to be in effect as from 2019 (“New Shareholders’ Agreement”)

The new shareholders’ agreement entered into by AmBrew S.A., InterBrew International B.V., and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (the “Parties”) on April 16, 2013, is expected to become effective on July 2, 2019. The effectiveness of the New Shareholders’ Agreement was subject to the approval of the merger of shares, announced on July 30, 2013, as provided for below, being conditional on the ownership by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência of 1,501,432,405 shares issued by the Company (this quantity being adjusted for bonuses, stock splits and reverse splits of shares). The New Shareholders’ Agreement governs, among other matters, the exercise of voting rights arising from the ownership of Company shares, as well as the exercise by the Company of voting rights as a result of the ownership of shares or quotas representing stock in subsidiaries.

a)      The Parties

The New Shareholders’ Agreement was entered into by AmBrew S.A., InterBrew International B.V. and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência.”

b)      Signing Date

The New Shareholders’ Agreement was entered into on April 16, 2013.

c)      Term of effectiveness

Provided that the above requirement is met, the New Shareholders’ Agreement will be effective as from July 2, 2019, remaining in force as long as Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência is the owner of 1,501,432,405 shares issued by the Company (this quantity being adjusted for bonuses, stock splits and reverse splits of shares). However, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may rescind the New Shareholders’ Agreement at any time.

d)      Exercise of voting rights and controlling power

As provided for in the New Shareholders’ Agreement, the Parties must organize a meeting previously to the annual shareholders’ meeting or meeting of the Board of Directors of the Company or its subsidiaries, in order to discuss and establish a consensus among the Parties during these meetings.

In the absence of consensus by the parties regarding a particular subject, the shareholder with the greatest number of voting shares in the Company will resolve on the decision to be adopted by all Parties to the New Shareholders’ Agreement. This provision will not be applicable to decisions regarding the following matters: (i) election of the members of the Board of Directors or members of the committees established by this Board, in compliance with the specific election rule described below; and (ii) voting on the subjects below, which require the unanimous approval of the Parties: (a) changes in the Company’s bylaws and/or the bylaws of its subsidiaries intended to modify: (x) the corporate purpose, in order to interrupt the production, trading and distribution of beverages; (w) the form of allocation of income for each fiscal year, in accordance with the Company's bylaws and the equivalent provisions set forth in the bylaws of subsidiaries that are sponsors of the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência; (y) the minimum mandatory dividends of 40% of the Company’s net income; and/or (z) any other provision that may affect the rights of the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, under the terms of the New Shareholders’ Agreement; and (b) the transformation of the Company into another type of corporation.

e)      Appointment of Managers or members of statutory committees

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to elect two permanent members and their alternates on the Company's Board of Directors, as long as the foundation maintains the ownership of 1,501,432,405 shares issued by the Company (this quantity being adjusted by bonuses, stock splits or reverse splits of shares). One of the members of the Board of Directors appointed by the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to participate, as observer, in the Operations, Finance and Remuneration Committee and the Competition and Related Parties Compliance Committee of the Company, as well as in any other committee to be created by the Board of Directors. Additionally, the Parties to the New Shareholders’ Agreement undertake to use their best efforts to enable the said observer to attend meetings of the Fiscal Council, when and if installed. The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may remove the directors it has appointed to the Board of Directors, being also entitled to appoint their alternates or new alternates, if the alternate originally appointed is confirmed for the vacant position.

The above rules relating to the Company's management, and provided for in the New Shareholders’ Agreement, are not applicable to management bodies of the Company's subsidiaries.

f)       Share transfer and preemptive rights

The New Shareholders’ Agreement provides that, upon the occurrence of any of the events indicated below, the shares thus transferred will still be bound by the New Shareholders’ Agreement, and the new buyer must subscribe to the New Shareholders’ Agreement, for the transfer under consideration to be effective: (i) sale of Company shares by AmBrew S.A and/or InterBrew International B.V., resulting in the reduction of these shareholders’ joint interest to less than 50% plus one share of the Company’s voting capital; and/or (ii) sale of Company shares by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, in a single operation to a single buyer, in a sole block representing a certain minimum number of shares issued by the Company, in compliance with the procedure for sale of shares by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência described below.

The New Shareholders’ Agreement also provides that Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may, at any time, delink Company shares held by them from the New Shareholders’ Agreement to sell them on a stock exchange or organized over-the-counter market, as long as: (i) the Fundação maintains a certain minimum number of the Company shares bound by the New Shareholders’ Agreement, and (ii) it observes the procedure to sell the shares described below.

If Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência intends to sell Company shares which it owns, or delink them from the New Shareholders’ Agreement, on the terms indicated above, it shall tender the shares under consideration to other parties of the New Shareholders’ Meeting for the weighted average price of the Company shares over the past 20 trading sessions immediately preceding the date of offer on the stock exchange where these shares are most traded (or, in the absence of trading in these shares, in at least half of these trading sessions, over the past 40 trading sessions immediately preceding the date of offer). The tendered parties shall have five days from the date of the first offer to accept or refuse the offer. In the event the offer is expressly or unconditionally rejected (or the tendered parties fail to pay the price promptly), Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall have 10 days to conclude the sale of shares to a third party or delink them from the New Shareholders’ Agreement to sell them on a stock exchange or organized over-the-counter market, as of the end of five-day term mentioned above.

g)      Description of clauses restricting or binding the voting rights of members of the board of directors

The New Shareholders’ Agreement provides that all Company shareholder that are parties to the agreement undertake to exercise their voting rights at the Company’s shareholders’ meetings, and to instruct their representatives on the Company’s board of directors and those of its subsidiaries to act and vote in these corporate bodies, so as always to ensure compliance with the basic principles and other terms of the New Shareholders’ Agreement, forbidding any act not fully in compliance with the New Shareholders’ Agreement.

Notwithstanding the foregoing, the resolutions at preliminary meetings do not bind the shareholders’ vote, or that of members appointed by them to the Company’s board of directors or those of its subsidiaries, in matters related to:

•         analysis of the Company’s Management accounts and those of any of its subsidiaries;

•         analysis, discussion and resolution on the Management report and the financial statements of the Company and any of its subsidiaries;

•         cases characterized as abusive exercise of power, provided for in Article 117, Paragraph 1 of Law No. 6404/76; and

•         practices inherent to the duty of diligence and loyalty and other Management duties set forth in Articles 153 to 158 of Law No. 6404/76.

Item 15.6 of the reference form.

There were no material changes in the interests of the members of the controlling group and the Company's management.

Item 15.7 of the reference form.

a) Event	Corporate Restructuring of Companhia de Bebidas das Américas – Ambev
b) Main Business Conditions

On December 7, 2012, Companhia de Bebidas das Américas – Ambev announced its intention of proposing to its shareholders a corporate restructuring aimed at changing its current ownership structure, with two types of shares (common and preferred), to a structure with a single type of common share, to streamline the ownership structure and improve Companhia de Bebidas das Américas – Ambev’s governance, with a view to increasing share liquidity and enhance flexibility in order to manage its capital structure. The proposal submitted to shareholders of Companhia de Bebidas das Américas – Ambev, in a Material Fact released on May 10, 2013, estimated that the corporate restructuring would take place by means of the Company’s incorporation of all the shares issued by Companhia de Bebidas das Américas – Ambev not owned by the incorporator, pursuant to the Brazilian Company law (“Share Merger”); whereby all the shares issued and outstanding of Companhia de Bebidas das Américas – Ambev, including the shares in the form of American Depositary Receipts (“ADRs”), except for the shares and ADRs of Companhia de Bebidas das Américas – Ambev held by the Company, should be exchanged for common shares and ADRs issued by the Company. In view of the Share Merger, each share issued by Companhia de Bebidas das Américas – Ambev, common or preferred share or ADR representing a common or preferred share of Companhia de Bebidas das Américas – Ambev, would entitle its holder to receive five common shares of the Company or five ADRs of the Company, as applicable.

On May 10, 2013, meetings of the board of directors and fiscal council of Companhia de Bebidas das Américas – Ambev and of the Company’s board of directors were held, at which these bodies approved the proposal for the Share Merger, pursuant to the Protocol and Justification for the Merger of Shares Issued by Companhia de Bebidas das Américas – Ambev with Ambev S.A.

As a preliminary step to the Share Merger, on June 17, 2013, all the shares issued by Companhia de Bebidas das Américas – Ambev owned by Anheuser-Busch InBev N.V/S.A., held through InterBrew International B.V. and AmBrew S.A., were transferred to the Company as a capital contribution. Accordingly, the Company now holds 1,301,670,110 common shares and 637,049,453 preferred shares issued by Companhia de Bebidas das Américas – Ambev, and is now its parent company. This contribution did not have any effect on the exchange ratio proposed in the Share Merger or cause dilution for Companhia de Bebidas das Américas – Ambev’s shareholders.

On July 30, 2013, extraordinary shareholders’ meetings of Companhia de Bebidas das Américas – Ambev and of the Company approved, amongst other issues, the Protocol and Justification for the Merger of Shares Issued by Companhia de Bebidas das Américas – Ambev with Ambev S.A., the share valuation report and the Share Merger, as well as the increase of the Company’s capital stock subscribed by the managers of Companhia de Bebidas das Américas - Ambev and fully paid by means of transfer of all the shares issued by Companhia de Bebidas das Américas – Ambev, excluding those owned by the Company.

As a result of Share Merger, Companhia de Bebidas das Américas – Ambev became a wholly-owned subsidiary of the Company and former shareholders of Companhia de Bebidas das Américas – Ambev now hold the same percentage of shares in the Company as they previously held in Companhia de Bebidas das Américas – Ambev.

c) Companies Involved	Companhia de Bebidas das Américas – Ambev, Ambev S.A., AmBrew S.A., InterBrew International B.V. and Anheuser-Busch InBev N.V/S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

After the capital contribution, the Company now holds 74.0432% of the voting capital and 61.8818% of the total capital of Companhia de Bebidas das Américas – Ambev. In addition, AmBrew S.A. now holds 13.03% of the Company’s capital stock.

After the Share Merger, Companhia de Bebidas das Américas – Ambev now is a wholly-owned subsidiary of the Company and all current shareholders of Companhia de Bebidas das Américas - Ambev are now the Company’s shareholders.

e) Ownership Structure Before and After the Operation

Before the operation: (i) the Company held 0.476% interest in the capital stock of Companhia de Bebidas das Américas – Ambev; (ii) the Company’s sole shareholder was InterBrew International B.V.; and (iii) InterBrew International B.V. and AmBrew S.A. were shareholders of Companhia de Bebidas das Américas – Ambev.

After completion of the operation: (i) the Company now holds 100% of shares issued by Companhia de Bebidas das Américas – Ambev; and (ii) former shareholders of Companhia de Bebidas das Américas – Ambev now hold the same percentage of shares in the Company as they previously held in Companhia de Bebidas das Américas – Ambev.

f) Mechanisms adopted to ensure fair treatment amongst shareholders

Both minority common and preferred shareholders of shares issued by Companhia de Bebidas das Américas - Ambev took part in the deliberations on the Share Merger. At the extraordinary shareholders’ meeting which resolved on the Share Merger, the minority preferred shareholders had the opportunity to express their views separately.

The votes of AmBrew S.A., Interbrew International B.V. and Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência and of the Company at the extraordinary shareholders’ meeting which resolved on the Share Merger were aligned with the position expressed separately by other common and preferred shareholders of Companhia de Bebidas das Américas – Ambev, so that the implementation of the Share Merger derived from the favorable opinion of both the common and preferred minority shareholders.

a) Event	Publicly-held company registration obtained
b) Main Business Conditions	On October 30, 2013, the Brazilian Securities Commission - CVM granted the Company’s registration as securities issuer under category “A”, pursuant to CVM Instruction No. 480 of December 7, 2009.
c) Companies Involved	Ambev S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No alteration in the ownership structure.
e) Ownership Structure Before and After the Operation	No alteration in the ownership structure.
f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, since the publicly-held company registration obtained did not cause any impact on minority shareholders.

a) Event	Merger of Companhia de Bebidas das Américas – Ambev with the Company
b) Main Business Conditions

The material fact released on December 3, 2013 announced the proposal for the Company’s incorporation of Companhia de Bebidas das Américas – Ambev. This merger aimed at streamlining the group’s ownership structure and reducing its operating expenses, so that the Company could continue to concentrate on the production and trading of beer, concentrates, soft drinks and other beverages, directly and no longer only through its subsidiaries or wholly-owned subsidiaries, as applicable.

On January 2, 2014, extraordinary shareholders’ meetings of the Company and Companhia de Bebidas das Américas – Ambev were held which approved the merger mentioned above. As a result of this merger, the Company received at their respective book values, all the assets, rights and obligations of Companhia de Bebidas das Américas – Ambev, which was dissolved, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Companhia de Bebidas das Américas – Ambev was completed without an increase or decrease in the shareholders’ equity or capital stock of the Company, since it was a wholly-owned subsidiary of the Company.

c) Companies Involved	Companhia de Bebidas das Américas – Ambev and Ambev S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Operation

Before the operation the Company held a direct interest representing 100% of the capital stock of Companhia de Bebidas das Américas – Ambev and an indirect interest in the subsidiaries of Companhia de Bebidas das Américas – Ambev.

After completion of the operation, Companhia de Bebidas das Américas – Ambev was dissolved, so that the Company now holds a direct interest in the former subsidiaries of Companhia de Bebidas das Américas – Ambev.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, as the operation did not affect minority shareholders, since the Company was holder of 100% of the capital stock of Companhia de Bebidas da América – Ambev.

a) Event	Merger of Ambev Brasil Bebidas S.A. with the Company
b) Main Business Conditions

The material fact released on December 3, 2013, announced the Company’s proposal to incorporate Ambev Brasil Bebidas S.A. This merger aimed at streamlining the group’s ownership structure and reducing its operating expenses, so that the Company could continue to concentrate on the production and trading of beer, concentrates, soft drinks and other beverages, directly and not only by means of its subsidiaries or wholly-owned subsidiaries, as applicable.

On January 2, 2014, extraordinary shareholders’ meetings of the Company and Ambev Brasil Bebidas S.A. were held, which approved the merger mentioned above. As a result of the merger, the Company received at their respective book values, all the assets, rights and obligations of Ambev Brasil Bebidas S.A., which was dissolved, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Ambev Brasil Bebidas S.A. resulted in an increase of the Company’s capital stock in an amount equivalent to the shareholders’ equity of Ambev Brasil Bebidas S.A. corresponding to the investment of minority shareholders of Ambev Brasil Bebidas S.A., i.e., by R$156,566.05.

c) Companies Involved	Ambev Brasil Bebidas S.A. and Ambev S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

As a result of the operation, 62,596 new common shares of the Company were issued in favor of minority shareholders of Ambev Brasil Bebidas S.A., in replacement of the common shares of Ambev Brasil Bebidas S.A. held by them, and these shares were fully subscribed by the managers of Ambev Brasil Bebidas S.A., on account of the respective shareholders, who became shareholders in the Company.

e) Ownership Structure Before and After the Operation

Before the operation, the Company directly held a 99% interest in the capital stock of Ambev Brasil Bebidas S.A. and an indirect interest in the subsidiaries of Ambev Brasil Bebidas S.A.

After completion of the operation, Ambev Brasil Bebidas S.A. was dissolved, and the Company succeeded Ambev Brasil Bebidas S.A. in all its rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable since the operation did not cause any impact on minority shareholders.

a) Event	Acquisition of 50% in the capital stock of Bucanero S.A.
b) Main Business Conditions

On January 28, 2014 AmBev Luxembourg, the Company’s wholly-owned subsidiary, acquired the interest indirectly held by Anheuser-Busch InBev S.A./N.V. in Cerbuco Brewing Inc., which holds 50% in Bucanero S.A., the leading company in the Cuban beer market.

c) Companies Involved	Anheuser-Busch InBev S.A./N.V., AmBev Luxembourg, Cerbuco Brewing Inc. and Bucanero S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect.
e) Ownership Structure Before and After the Operation	The Company, before the operation, did not hold any direct or indirect interest in Bucanero S.A. After completion of the operation, the Company now holds an indirect interest of 50% in Bucanero S.A.
f) Mechanisms adopted to ensure fair treatment amongst shareholders

A Fairness Opinion was obtained from N M Rothschild & Sons (Brasil) Ltda. confirming Cerbuco’s financial valuation prepared by the Company. Referring to the approval of the acquisition of Interbrew International B.V. (“IIBV”)’s interest in Cerbuco, in order to ensure independence, members of the Board of Directors with any conflict of interests did not take part in the resolutions related to this operation. In addition, compliance with U.S. policy on Cuba (the “Policy To Assist U.S. Persons In Complying with their Obligations under U.S. Sanctions Regarding Cuba”) was approved, and this was filed at the Company’s headquarters. The Legal Officer and Chief Financial and Investor Relations Officer of the Company were granted authority jointly, after consulting the Compliance Committee, to resolve on any and all matters related to any possible direct or indirect activities of the Company in Cuba.

a) Event	Merger of Londrina Bebidas Ltda. with the Company
b) Main Business Conditions

A Management proposal released on September 2, 2014, recommended the Company’s incorporation of Londrina Bebidas Ltda., a wholly-owned subsidiary of the Company. This merger aimed at streamlining the group’s ownership structure and reducing its operating expenses.

The Company’s Extraordinary Shareholders’ Meeting was held on October 1, 2014 as well as a Partner’s Resolution of Londrina Bebidas Ltda., which approved the merger mentioned above. As a result of this merger, the Company received at their respective book values, all the assets, rights and obligations of Londrina Bebidas Ltda., which was dissolved, with its shares being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Londrina Bebidas Ltda. was concluded without increasing or decreasing the Company’s shareholders’ equity or its capital stock, since Londrina Bebidas Ltda. was a wholly-owned subsidiary of the Company.

c) Companies Involved	Londrina Bebidas Ltda. and Ambev S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Operation

Before the operation, the Company held a direct interest of 100% in the capital stock of Londrina Bebidas Ltda.

After completion of the operation, Londrina Bebidas Ltda. was dissolved and the Company succeeded Londrina Bebidas Ltda. in all its rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, since the operation did not cause any impact on minority shareholders, since the Company held a 100% interest in the capital stock of Londrina Bebidas Ltda.

a) Event	Merger of Cervejarias Reunidas Skol Caracu S.A. with the Company
b) Main Business Conditions

A Management proposal released on March 29, 2016, recommended the Company’s incorporation of Cervejarias Reunidas Skol Caracu S.A., a wholly-owned subsidiary of the Company. This merger aimed at streamlining the group’s ownership structure and reducing the group's operating and administrative expenses.

The Company’s Ordinary and Extraordinary Shareholders’ Meeting was held on April 29, 2016 as well as Cervejarias Reunidas Skol Caracu S.A.'s Ordinary and Extraordinary Shareholders' Meeting, which approved the merger mentioned above. As a result of this merger, the Company received at their respective book values, all the assets, rights and obligations of Cervejarias Reunidas Skol Caracu S.A., which was dissolved, with its quotas being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Cervejarias Reunidas Skol Caracu S.A. was concluded without increasing or decreasing the Company’s shareholders’ equity or its capital stock, since Cervejarias Reunidas Skol Caracu S.A. was a wholly-owned subsidiary of the Company.

c) Companies Involved	Cervejarias Reunidas Skol Caracu S.A. and Ambev S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Operation

Before the operation, the Company held a direct interest of 100% in the capital stock of Cervejarias Reunidas Skol Caracu S.A.

After completion of the operation, Cervejarias Reunidas Skol Caracu S.A. was dissolved and the Company succeeded Cervejarias Reunidas Skol Caracu S.A. in all its rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, since the operation did not cause any impact on the Company's shareholders, since the Company held a 100% interest in the capital stock of Cervejarias Reunidas Skol Caracu S.A.

a) Event	Merger of Eagle Distribuidora de Bebidas S.A. with the Company
b) Main Business Conditions

A Management proposal released on March 29, 2016, recommended the Company’s incorporation of Eagle Distribuidora de Bebidas S.A, a wholly-owned subsidiary of the Company. This merger aimed at streamlining the group’s ownership structure and reducing the group's operating and administrative expenses.

The Company’s Ordinary and Extraordinary Shareholders’ Meeting was held on April 29, 2016 as well as Eagle Distribuidora de Bebidas S.A's Ordinary and Extraordinary Shareholders' Meeting, which approved the merger mentioned above. As a result of this merger, the Company received at their respective book values, all the assets, rights and obligations of Eagle Distribuidora de Bebidas S.A, which was dissolved, with its quotas being cancelled, and succeeded by the Company, pursuant to the law.

The merger of Eagle Distribuidora de Bebidas S.A was concluded without increasing or decreasing the Company’s shareholders’ equity or its capital stock, since Eagle Distribuidora de Bebidas S.A was a wholly-owned subsidiary of the Company.

c) Companies Involved	Eagle Distribuidora de Bebidas S.A and Ambev S.A.

d) Effects of the Operation on the Ownership Structure especially on the interests of the Controlling Shareholder, Shareholders with more than 5% of the Company’s Capital Stock and the Company’s Management

No effect on the Company’s ownership structure.
e) Ownership Structure Before and After the Operation

Before the operation, the Company held a direct interest of 100% in the capital stock of Eagle Distribuidora de Bebidas S.A

After completion of the operation, Eagle Distribuidora de Bebidas S.A was dissolved and the Company succeeded Eagle Distribuidora de Bebidas S.A in all its rights and obligations.

f) Mechanisms adopted to ensure fair treatment amongst shareholders	Not applicable, since the operation did not cause any impact on the Company's shareholders, since the Company held a 100% interest in the capital stock of Eagle Distribuidora de Bebidas S.A

Item 15.8 of the reference form.

In a Material Fact disclosed on May 10, 2013, a proposal was submitted to the shareholders of Companhia de Bebidas das Américas - Ambev providing for a corporate restructuring to involve the merger by the Company of all the shares issued by Companhia de Bebidas das Américas – Ambev, which it did not hold, pursuant to the Corporate Law  ("Merger of Shares") under which all the issued and outstanding shares of Companhia de Bebidas das Américas – Ambev, including those in the form of American Depositary Receipts (“ADRs”), with the exception of those already held by Companhia de Bebidas das Américas - Ambev would be exchanged for common shares and ADRs issued by the Company. Under the Merger of Shares, each share issued by Companhia de Bebidas das Américas – Ambev, whether common or preferred, or ADR representing a share, whether common or preferred, in Companhia de Bebidas das Américas – Ambev, would give its holder the right to receive five common shares, or five ADRs, of the Company, as the case may be.

On May 10, 2013, meetings of the board of directors and the fiscal council of Companhia de Bebidas das Américas – Ambev, and a meeting of the board of directors of the Company were held, at which the proposal for the Merger of Shares by the Company was approved, pursuant to the Protocol and Justification of Merger of Shares Issued by Companhia de Bebidas das Américas – Ambev.

As a preliminary step to the Merger of Shares, all the shares of Companhia de Bebidas das Américas – Ambev held by Anheuser-Busch InBev N.V/S.A., through InterBrew International B.V. and AmBrew S.A., were transferred to the Company as a capital contribution on June 17, 2013. As a result, the Company, being now the holder of 1,301,670,110 common shares and 637,049,453 preferred shares of Companhia de Bebidas das Américas – Ambev, became its parent company (“Contribution of Shares”).

Companhia de Bebidas das Américas – Ambev and the Company held Extraordinary Shareholders’ Meetings on July 30, 2013, to approve, among other matters, the Protocol and Justification of Merger by the Company of Shares Issued by Companhia de Bebidas das Américas – Ambev, the share valuation report and the Merger of Shares, as well as the Company’s capital increase subscribed by the managers of Companhia de Bebidas das Américas - Ambev and paid up by means of the transfer of all the shares of Companhia de Bebidas das Américas – Ambev, excluding those already held by the Company.

As a consequence of the Merger of Shares, Companhia de Bebidas das Américas – Ambev became a wholly-owned subsidiary of the Company, and the former shareholders of Companhia de Bebidas das Américas – Ambev became holders of the same proportion of the Company shares as they had previously held in Companhia de Bebidas das Américas – Ambev.

On October 30, 2013, the Brazilian Securities Commission (“CVM”) registered the Company as an issuer of securities under category “A”, pursuant to CVM Instruction No. 480 of December 7, 2009, as amended. The Company shares and American Depositary Receipts began to be traded, respectively, on the Securities, Commodities and Futures Exchange - BM&FBOVESPA S.A. and on the New York Stock Exchange, on November 11, 2013.

An Extraordinary Shareholders’ Meeting of Companhia de Bebidas das Américas – Ambev was held on October 31, 2013, where the Company, in the capacity of sole shareholder of Companhia de Bebidas das Américas – Ambev, approved the request for deregistering of Companhia de Bebidas das Américas – Ambev as issuer of securities under category “A”, pursuant to Article 50 of CVM Instruction No. 480 of December 7, 2009, as amended, and the request for cancellation of American Depositary Receipts Programs Level 2 of Companhia de Bebidas das Américas - Ambev. The request for deregistering Companhia de Bebidas das Américas – Ambev as issuer of securities under category “A” was granted by CVM on December 12, 2013, by means of the Official Letter/CVM/SEP/GEA-2/Nº 388/2013.

A material fact published on December 3, 2013 disclosed the proposal of merger of Companhia de Bebidas das Américas – Ambev and Ambev Brasil Bebidas S.A. into the Company. The purpose of the mergers was to simplify the group’s corporate structure and to reduce operating costs, allowing the Company to continue to concentrate on making and selling beer, concentrates,  soft drinks and other beverages directly, rather than only through its subsidiaries, whether wholly-owned and otherwise.

Extraordinary Shareholders’ Meetings of the Company, Companhia de Bebidas das Américas – Ambev and Ambev Brasil Bebidas S.A. were held on January 2, 2014, to approve the above-mentioned mergers.

As a result of these mergers, the Company received, at their respective book values, all assets, rights and obligations of Companhia de Bebidas das Américas – Ambev and Ambev Brasil Bebidas S.A. The latter two were dissolved, their shares were cancelled, and they were succeeded by the Company, pursuant to the law.

The merger of Companhia de Bebidas das Américas - Ambev was concluded without increasing or decreasing the Company’s shareholders’ equity or capital stock, since Companhia de Bebidas das Américas - Ambev was a wholly-owned subsidiary of the Company. The merger of Ambev Brasil Bebidas S.A., on its turn, increased the Company's capital stock in an amount equivalent to the portion of Ambev Brasil Bebidas S.A's shareholders' equity  which corresponds to the investment of Ambev Brasil's minority shareholders, that is, R$ 156,566.05, and the Company's capital stock became R$ 57,000,946,244.65, already taking into consideration the capital increases approved and ratified by the Board of Directors in meetings held on October 17, 2013 and December 19, 2013, pursuant to article 8 of the by-laws and article 168 of Law No. 6,404/76, due to the exercise of stock call options by the beneficiaries of the Stock Call Option Plan of the Company.

13.              Number, class and type of securities of each company involved in the transaction held by other companies involved in the transaction, or by persons related to these companies, as defined in the rules for a public tender offer for shares.

The Company holds on this date 11,415,000 quotas, of  par value equal to R$1.00 of Cachoeiras de Macacu, representing 100% of its capital stock.

14.              Exposure of any of the companies involved in the transaction, or persons related to them, as defined by the rules referring to public tender offers, to derivatives referenced to securities issued by the other companies involved in the transaction.

Not applicable.

15.  Report covering all the trading conducted over the past six (6) months by the persons indicated below in securities issued by the companies involved in the transaction:

(a)           Companies involved in the transaction:

(i)                 private purchase transactions:

Aquisition by the Company of Cachoeiras de Macacu
(1) the average price:	R$ 478,621,000.00 (acquisition price)
(2) number of quotas involved:	11,415,000
(3) security involved:	Quota
(4) percentage of each class and type of security:	100%
(5) other material conditions:	N/A

(ii)               private sale transactions; (iii) purchase transactions in regulated markets; and (iv) sale transactions in regulated markets:

Not applicable, since none of the transactions mentioned in items  (ii), (iii) or (iv) above occurred during the year.

(b)          Parties related to the companies involved in the transaction:

(i)                 Private purchase transactions

(1) the average price:	R$ 16.81
(2) number of quotas involved:	3,811,377
(3) security involved:	Shares
(4) percentage of each class and type of security:	0.0242%
(5) other material conditions:	Transactions within the scope of the Shares Purchase Program approved by the Company's Management

(1) the average price:	US$ 5.69640
(2) number of quotas involved:	563,189
(3) security involved:	ADR
(4) percentage of each class and type of security:	0.0036%
(5) other material conditions:	Transactions within the scope of the Shares Purchase Program approved by the Company's Management

(ii)               Private Sales Transactions:

(1) the average price:	R$ 5.63455
(2) number of quotas involved:	3,787,420
(3) security involved:	Shares
(4) percentage of each class and type of security:	0.0241%
(5) other material conditions:	Transactions within the scope of the Shares Purchase Program approved by the Company's Management

(1) the average price:	US$ 2.26121
(2) number of quotas involved:	1,430,950
(3) security involved:	ADR
(4) percentage of each class and type of security:	0.0091%
(5) other material conditions:	Transactions within the scope of the Shares Purchase Program approved by the Company's Management

(iii)             Purchase transactions in regulated markets:

Not applicable, since no securities have been acquired in regulated markets over the past 6 months.

(iv)    Sale transactions in regulated markets:

Not applicable, since no securities have been sold in regulated markets over the past 6 months.

16.  Document by means of which the Independent Special Committee submitted its recommendations to the Board of Directors, if the operation was negotiated pursuant to CVM Guidance Report No. 35 of 2008.

Not applicable.